Mail Stop 6010

Via Facsimile and U.S. Mail


August 8, 2005

Mr. Roland Sackers
Deputy Managing Director,
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
The Netherlands
011-31-77-320-8400

      Re:	QIAGEN N.V.
		Form 20-F for Fiscal Year Ended December 31, 2004
	            File No. 000-28564

Dear Mr. Sackers:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Acquisitions and Disposals, page F-6

1. Based upon your disclosure, it would appear that you have only acquired the major assets of MSI and not the business itself. As such, please explain why you recorded goodwill of $15.3 million. If management has determined that the acquisition constitutes a business, please provide us your analysis which appropriately references the guidance established in EITF 98-3.

2. Please explain why you did not report the disposition of your synthetic DNA business unit, a subsidiary, in discontinued operations. Provide us your analysis of the guidance in SFAS 144 to determine if the disposition should have been reported in discontinued operations.

6. Variable Interest Entities, page F-18

3. Please explain in greater detail why QIAGEN Finance is a variable interest entity with no primary beneficiary as it appears that you own 100% of the company and you record 100% of any gains or losses generated by the company. Provide us your analysis of the relationship between QIAGEN Finance and you in accordance with FIN 46R, which supports the current accounting treatment, equity method investment.

8.  Marketable Securities, page F-19

4. Please explain why you do not classify your marketable securities as trading securities when you specifically disclose that your holdings are short term and you plan to sell them in order to take advantage of market timing. It would appear that meets the criteria establish in paragraph 12a of SFAS 115.

9. Property, Plant and Equipment, page F-20

5. Given that the state and county loans are forgiven upon your achievement of certain employment levels, please provide your justification for converting the loans to grant revenue based upon a ratio of actual employment level to the target level as opposed to recording the forgiveness upon achieving the target employment levels. In your response, please specifically confirm the amounts previously converted are indeed forgiven and cite the accounting literature you relied upon.


*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
??

??

??

??

Roland Sackers
QIAGEN N.V.
August 8, 2005
Page 3